INBALANCE, INC.

FINANCIAL STATEMENT FOR THE PERIOD JUNE 26, 2020 (INCEPTION) TO DECEMBER 31, 2020

(UNAUDITED)

INBALANCE, INC: BALANCE SHEET JUNE 26, 2020 - DECEMBER 31, 2020

Assets	
Cash and Cash Equivalents	240
Accounts Receivable	0
Inventories	0
Buildings and Other Depreciable Assets, Net	2,847
Depletable Assets, Net	0
Intangible Assets, Net	0
Total Assets	**3,087**

Liabilities and Shareholders' Equity	
Accounts Payable	0
Mortgages, Notes and Bonds Payable in Less Than 1 Year	0
Loans from Shareholders	3,286
Mortgages, Notes and Bonds Payable in More Than 1 Year	0
Preferred Stock	0
Common Stock	400
Retained Earnings - Appropriated	0
Retained Earnings - Unappropriated	-599
Sales Tax Payable	0
Total Liabilities and Shareholders' Equity	**3,087**

INBALANCE, INC: INCOME STATEMENT JUNE 26, 2020 - DECEMBER 31, 2020

Revenues	0
Cost of Goods Sold	0
Gross Profit	**0**

Operating Expenses	
Advertising and Marketing	223
Depreciation Expense	376
Hardware	2,847
Total Operating Expense	**3446**

Total Earnings Pre-Tax	**-3446**
Tax	0

Net Earnings (Loss)	**-3446**

INBALANCE, INC: CASH FLOW STATEMENT JUNE 26, 2020 - DECEMBER 31, 2020

Operating Cash Flow	
Net Income	-3,446
Depreciation	376
Operating Capital Equipment	0
Total Operating Cash Flow	**-3,070**

Investment Cash Flow	
Investment in Property and Equipment	-376
Total Investment Cash Flow	**-376**

Financing Cash Flow	
Debt Additions	3,286
Common Stock	400
Total Financing Cash Flow	**3,686**

Net Change in Cash	240
Opening Balance	0
Closing Cash Balance	**240**

INBALANCE, INC: INCOME STAEMENT JUNE 26, 2020 - DECEMBER 31, 2020

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, June 26, 2020 (Inception)	**0**	**$0**	**0**	**$0**	**$0**	**$0**	**$0**
Contributions	4,000,000	$400	0	$0	$0	$0	$400
Other comprehensive gain/ (loss)	0	$0	0	$0	$0	$0	$0
Net Income	0	$0	0	$0	$0	-$599	$599
Ending Balance, December 31, 2020	**4,000,000**	**$400**	**0**	**$0**	**$0**	**-$599**	**-$199**

INBALANCE, INC: NOTES CONCERNING THE FINANCIAL STATEMENT

The Company:

The financial statement only includes information from the inception of the company (June 26, 2020) to December 31, 2020.

InBalance, Inc. was incorporated in the state of Delaware on the 26th of June 2020.

InBalance, Inc. ("the company") offers a SaaS solution to the energy industry, using state-of-the-art machine learning to accurately forecast real-time electricity prices. The company's target customers are asset managers and traders - including large utilities. InBalance, Inc's. solution is currently the only real-time forecaster on the market. The company's Delphi forecasting technology offers price forecasts every 15 minutes to maximize value to end users, optimize operator profits, and incentivize renewables inclusion in the electricity mix.

Fiscal Year:

The fiscal year used by the company is the calendar year ending on the 31st of December each year.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the Generally Accepted Accounting Principles (GAAP) in use in the US.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of assets. The only asset purchased in 2020 was the server, which is expected to have a useful life of 8.5 years.

Income and Sales Taxes:

As the company had no income or sales in the fiscal year 2020, no taxes were owed.

Debts:

All the company's current debts are interest free and have no maturity date loans from the founders. The company will pay them back as soon as practical and viable.

Advertising Expenses:

The company expenses advertising costs as they are incurred.

Equity:

Common Stock

Under the articles of incorporation, the company is authorized to issue 10,000,000 shares of common stock at par value of $0.0001 per share. As the company received no investment and made no sales in 2020, the fair value of these is the par value of $0.0001 as set out in the articles of incorporation.

Equity Based Compensation

The company also authorised and issued 4,000,000 shares of restricted stock to compensate the founders. The 2020 Employee, Director and Consultant Equity Incentive Plan authorizes 1,000,000 stock options to be granted. During 2020, the company issued 287,500 of these options to contractors, employees, and advisors. No options have been exercised. The intrinsic value of the options granted is $0 as the fair value of $0.0001 is equal to the exercise value.

There are three vesting schedules, for employees and contractors, advisors and founders respectively:

1. 1/24 of the shares subject to the 2020 Employee, Director and Consultant Equity Incentive Plan shall vest on each monthly anniversary of the Vesting Commencement Date, which shall be the same as the Option Grant Date. The rest of the balance (50% of the total grant) shall vest on the first yearly anniversary of the Vesting Commencement Date.
2. 1/12 of the shares subject to the 2020 Employee, Director and Consultant Equity Incentive Plan shall vest on each monthly anniversary of the Vesting Commencement Date, which shall be the same as the Option Grant Date.
3. 50% of the restricted stock shall vest on the first yearly anniversary of the grant date, with the rest vesting in equal 1/30 instalments over the subsequent 30 months.